UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from _______________ to ________________
Commission file number 1-7819
ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
ANALOG DEVICES, INC.
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
One Technology Way
Norwood, Massachusetts 02062-9106

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
Financial Statements
•	Report of Independent Registered Public Accounting Firm.

•	Audited Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009.

•	Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009.

•	Notes to Financial Statements.
Supplemental Schedule
•	Schedule H-Line 4i — Schedule of Assets (Held at End of Year).
Exhibits
•	Consent of Independent Registered Public Accounting Firm, filed herewith.

Report of Independent Registered Public Accounting Firm
The Administration Committee and Participants
Analog Devices, Inc.
The Investment Partnership Plan
We have audited the accompanying statements of net assets available for benefits of the Analog Devices, Inc. The Investment Partnership Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Boston, Massachusetts
June 10, 2011

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments, at fair value	$794,496,241	$706,756,647
Accrued interest and dividends	17,869	19,956
Notes receivable from participants	8,688,893	8,632,849

Total assets	803,203,003	715,409,452

LIABILITIES
Payables — Pending investment transactions	(2)	(270)

Net assets available for benefits	$803,203,001	$715,409,182

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2010 and 2009

	2010	2009

Investment income:
Net appreciation in fair value of investments	$79,766,322	$137,983,537
Dividends, interest and capital gains distributions	10,885,895	10,749,417

Net investment income	90,652,217	148,732,954

Interest income on notes receivable from participants	423,874	668,706

Contributions:
Employer	20,047,857	21,331,936
Employee	28,090,834	25,963,275
Rollover	1,461,468	642,981

Total contributions	49,600,159	47,938,192

Participant withdrawals	(52,882,431)	(51,258,293)

Net increase in net assets available for benefits	87,793,819	146,081,559

Net assets available for benefits at beginning of year	715,409,182	569,327,623

Net assets available for benefits at end of year	$803,203,001	$715,409,182

See accompanying notes.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
A.	Description of Plan
The following description of the Analog Devices, Inc. (the “Company”) The Investment Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
1. General. The Plan is a contributory defined contribution plan sponsored and administered by the Company. The Administrative Committee (the “Committee”) is responsible for the administration of the plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
2. Eligibility. Domestic employees of the Company are eligible to participate in the Plan on the first day of employment. The Company contributions are effective on the first day following one year of service. For eligibility purposes, a year of service is a 12-month period during which an employee completes at least 1,000 hours of service.
3. Contributions. Basic contributions are made at the sole discretion of the Company. For 2010 and 2009, the Company decided to make the annual basic contribution at 5% of each participant’s total eligible compensation. The Internal Revenue Service defined total eligible compensation as an amount not to exceed $245,000 for 2010 and 2009. For 2011, this amount will remain at $245,000. In addition to the basic contribution, the Company matches each participant’s pre-tax contribution, if any, by contributing an amount not to exceed 3% of such participant’s total eligible compensation. A participant may voluntarily contribute to the Plan up to 50% of his or her pre-tax total eligible compensation; however, pre-tax contributions could not exceed $16,500 in 2010 and 2009. This amount will remain at $16,500 for 2011. An employee who does not elect to make pre-tax contributions to the Plan nor gives the Company notice of his or her intent not to contribute within sixty days of his or her employment commencement date will be automatically enrolled to make a pre-tax contribution of 4% of his or her eligible compensation.
Company contributions, participants’ pre-tax contributions and the net investment income related to all contributions are excluded from the participants’ income for federal income tax purposes until such amounts are withdrawn or distributed.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
4. Investment Options. The investment options of the Plan are listed below.
Analog Devices, Inc. Stock Fund Calamos Growth Fund
Fidelity Diversified International Fund
Fidelity Equity Income Fund
Fidelity Growth Company Fund
Fidelity Low-Priced Stock Fund
Fidelity Freedom Income Fund
Fidelity Freedom 2000 Fund
Fidelity Freedom 2005 Fund
Fidelity Freedom 2010 Fund
Fidelity Freedom 2015 Fund
Fidelity Freedom 2020 Fund
Fidelity Freedom 2025 Fund
Fidelity Freedom 2030 Fund
Fidelity Freedom 2035 Fund
Fidelity Freedom 2040 Fund
Fidelity Freedom 2045 Fund
Fidelity Freedom 2050 Fund
Fidelity Institutional Money Market Fund
Fidelity Magellan Fund
Fidelity U.S. Bond Index Fund
Fidelity U.S. Equity Index Commingled Pool
Hotchkis and Wiley Mid-Cap Value Fund
Oppenheimer Developing Markets Fund
Pyramid Petroleum Inc. Large Cap Fund
Spartan International Index Fund
Templeton Foreign Fund
Royce Low-Priced Stock Fund
Vanguard Mid-Cap Index Fund
Vanguard Short-Term Bond Index Fund
Vanguard Small-Cap Index Fund
Vanguard Inflation Protected Securities Fund
Additionally, participants have the option to invest assets in a self-directed brokerage service that allows participants access to a wide variety of stocks, bonds, short-term securities and mutual funds.
5. Vesting. Employee contributions: Employee contributions are immediately 100% vested and nonforfeitable at the time they are deducted from the participants’ compensation. Investment income on employee contributions vests as earned.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
     Company Contributions: Company basic and match contributions and investment earnings thereon become fully vested upon the first to occur of (i) completion of three years of service with the Company, (ii) reaching age 65 while employed by the Company, (iii) death or permanent disability while employed by the Company or (iv) if employment is terminated by the Company due to job elimination, the closing of a facility or as the result of the disposition of a business unit.
6. Benefits. Upon normal retirement at age 65, death, permanent disability or termination of employment, the participant’s vested benefits are paid to the participant or his or her beneficiary, at the election of the participant, either in a lump sum or in monthly installments over a period of up to ten years. A participant may elect to defer payment of his or her account until he or she attains age 70 1/2. However, if a participant’s vested benefits are less than $1,000 upon termination of employment, distribution will be made in the form of a lump-sum payment within one year following termination of employment. Participants may request an in-service withdrawal for any reason after he or she attains age 59 1/2.
7. Notes Receivable from Participants. Participants may borrow the lesser of 50% of their vested account balance, as defined by the plan, or $50,000. Participants repay loans plus interest to their accounts through payroll deductions, generally over a five-year period unless for the purchase of a primary residence, in which case the repayment period may be extended up to a maximum of twenty years. Beginning October 1, 2009, the interest rate on loans, which is announced quarterly, is Prime plus 1%. Prior to October 1, 2009, the interest rate on loans, which was announced quarterly, was tied to the interest rate of Treasury Bonds with 3- and 10-year maturities. Once determined, the interest rate is fixed for the duration of the loan.
8. Accounting. A separate account is maintained for each participant. Account balances are adjusted periodically for employee and Company contributions, withdrawals and a pro rata share of net investment income or loss. Forfeitures that arise when participants terminate employment with the Company prior to vesting are used to offset future Company contributions and administrative expenses of the Plan. If an employee who had terminated returns to the employment of the Company within five years, any amount that had been forfeited will be reinstated by the Company. Unallocated forfeiture balances as of December 31, 2010 and 2009 were $133,992 and $81,795, respectively, and forfeitures used to reduce Company contributions for 2010 and 2009 were $1,296,963 and $197,814, respectively.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
All transactions of the Plan (including contributions, withdrawals and exchanges) have been accounted for and reported using units as well as dollars. Net investment income (loss) in each fund is allocated based on the shares or units in each participant’s account, except for the Self-Directed Brokerage Service, whereby earnings are recorded on a transaction specific basis.
9. Investment allocation. The vested and nonvested share of a participant’s account balance is invested in one or more of the investment options depending upon the allocation instructions of the participant. In the absence of such allocation instructions, all amounts accruing to the participant are invested in a Fidelity Freedom Fund, based on their projected retirement timeframe. Participants may change this election at any time.
10. Continuation of the Plan. While the Company has not expressed any intent to terminate the Plan or suspend contributions, it is free to do so at any time. In the event of such termination or suspension, each participant would have a nonforfeitable right to all monies in his or her account.
B.	Summary of Significant Accounting Policies
1. Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.
2. Notes receivable from participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principle balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2009 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3. New accounting pronouncements In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
In January 2010, FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASC Topic 820) — Improving Disclosures About Fair Value Measurements. This ASU requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures were effective for the Plan’s fiscal year ending December 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which are effective for the Plan’s fiscal year ending December 31, 2011. The adoption of this new guidance required additional disclosures but did not have a material impact on the Plan’s financial statements.
In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009.
4. Investments. Investments are reported at fair value. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy are described below:
Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any market activity for the asset or liability at the measurement date. As of December 31, 2010 and 2009 the Plan held no level 3 investments.
Purchases and sale of securities are recorded on a trade-date basis.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
The fair values of the Plan’s investments at December 31, 2010 and December 31, 2009 are measured as follows:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Total
Mutual Funds:
Stock Investments
Domestic	$243,915,568	—	$243,915,568
International	56,979,456	—	56,979,456
Short Term Investments	128,138,600	—	128,138,600
Lifecycle Funds	76,697,371	—	76,697,371
Bond Investments	62,406,364	—	62,406,364

Total Mutual Funds	$568,137,359	—	$568,137,359
Analog Common Stock Fund	107,677,872	—	107,677,872
Self-directed Brokerage Account:
Stock Investments	$43,129,256	—	$43,129,256
Cash and Cash Equivalents	24,512,063	—	24,512,063
Mutual Funds	17,458,955	—	17,458,955
Bonds	1,161,157	—	1,161,157
Other	527,371	—	527,371

Total Self-directed Brokerage Account	$86,788,802	—	$86,788,802
Commingled Fund	—	31,892,208	31,892,208

Total Investments at Fair Value	$762,604,033	$31,892,208	$794,496,241

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total
Mutual Funds
Stock Investments
Domestic	$202,166,349	—	$202,166,349
International	51,987,184	—	51,987,184
Short Term Investments	137,303,798	—	137,303,798
Lifecycle Funds	61,881,061	—	61,881,061
Bond Investments	51,977,839	—	51,977,839

Total Mutual Funds	$505,316,231	—	$505,316,231
Analog Common Stock Fund	101,381,902	—	101,381,902
Self-directed Brokerage Account:
Stock Investments	$36,594,394	—	$36,594,394
Cash and Cash Equivalents	21,872,695	—	21,872,695
Mutual Funds	14,695,177	—	14,695,177
Bonds	452,505	—	452,505
Other	542,326	—	542,326

Total Self-directed Brokerage Account	$74,157,097	—	$74,157,097
Commingled Fund	—	25,901,417	25,901,417

Total Investments at Fair Value	$680,855,230	$25,901,417	$706,756,647

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
     Mutual Funds: valued at the net asset value (“NAV”) of shares held by the Plan at year end based on quoted prices in the active market.
     Common Stocks and Bonds: valued based on quoted market price on which the individual securities are traded.
     Commingled Fund: valued at redemption price on the last business day of the plan year, where value is based on the fair value of the underlying assets held by the fund. The U.S. Equity Index Commingled Pool is the only commingled fund held by the Plan. Its strategy is to provide investment results that correspond to the total return performance of common stock publicly traded in the United States.
5. Contributions. Contributions from employees are recorded when the Company makes payroll deductions from plan participants. Company contributions are accrued at the end of the period in which they become obligations of the Company based upon the terms of the Plan.
6. Investment income. Net investment income consists of interest income, dividends and capital gain/loss distributions, realized gains or losses on sales of investments and the change in net unrealized appreciation between the cost and market value of investments at the beginning and end of the period. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
All interest, dividends and capital gains distributions are reinvested in the respective funds and are recorded as earned on an accrual basis.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
7. Income tax status. The Plan has received a determination letter from the Internal Revenue Service, dated May 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
8. Related Party. Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR) Corporation. FMR Corporation is a related party to the trustee and recordkeeper of the Plan, and therefore, these transactions qualify as party-in-interest transactions, however, they are exempt from the prohibited transaction rules under ERISA. Fees paid by the Company to the trustee and recordkeeper for administrative expenses amounted to $35,114 and $33,425 for the years ended December 31, 2010 and 2009, respectively.
The Plan also offers the Analog Devices, Inc. Common Stock Fund investment option. The Analog Devices, Inc. Common Stock Fund is designed for investment in the common stock of the Company. In addition, some of the investments in the Plan hold the Company’s Common stock. These transactions qualify as party-in-interest transactions.
Notes receivable from participants also qualify as party-in-interest transactions.
9. Administrative expenses. For the years ended December 31, 2010 and 2009, the Company elected to pay the administrative expenses of the Plan. Certain expenses resulting from participant loans and investment fees are deducted directly from participant accounts.
10. Use of estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2010 and 2009
11. Risk and uncertainties. The Plan and its participants invest in various securities. Investment securities are exposed to various risks such as interest rate, market liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
12. Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.
C.	Trustee and Plan Recordkeeper
Fidelity Management Trust Company and Fidelity Institutional Retirement Services Company serve as trustee and recordkeeper, respectively, to the Plan.
D.	Investments
          The following investments represent five percent or more of the Plan’s net assets available for benefits:

	December 31,
	2010	2009

Analog Devices, Inc. Common Stock Fund	$107,677,872	$101,381,902
Fidelity Equity Income Fund	41,951,489	36,927,632
Fidelity Growth Company Fund	57,168,098	48,144,525
Fidelity Institutional Money Market Fund	128,138,600	137,303,798
Fidelity U.S. Bond Index Fund	41,039,183	36,160,810
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31,
	2010	2009

Common stock	$23,329,952	$50,793,390
Mutual funds	52,158,746	81,722,011
Commingled funds	4,122,676	5,314,379
Bonds	328	(4,668)
Others	154,620	158,425

Net appreciation in fair value of investments	$79,766,322	$137,983,537

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2010

ANALOG DEVICES, INC.
THE INVESTMENT PARTNERSHIP PLAN
EIN NO: 04-2348234 PLAN NO: 003
SCHEDULE H-LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

		Current
	Shares	Value
Description of Investment:
Mutual Funds:
Fidelity (1) Institutional Money Market Fund	128,138,600	$128,138,600
Fidelity (1) Diversified International Fund	837,604	25,228,651
Fidelity (1) Equity Income Fund	948,271	41,951,489
Fidelity (1) Freedom Income Fund	459,460	5,251,627
Fidelity (1) Freedom 2000 Fund	155,953	1,807,500
Fidelity (1) Freedom 2005 Fund	34,696	431,624
Fidelity (1) Freedom 2010 Fund	814,809	10,331,782
Fidelity (1) Freedom 2015 Fund	236,277	3,005,438
Fidelity (1) Freedom 2020 Fund	1,195,825	15,772,935
Fidelity (1) Freedom 2025 Fund	468,653	6,279,952
Fidelity (1) Freedom 2030 Fund	1,280,281	17,411,823
Fidelity (1) Freedom 2035 Fund	306,241	4,220,007
Fidelity (1) Freedom 2040 Fund	568,915	7,885,164
Fidelity (1) Freedom 2045 Fund	157,671	2,201,091
Fidelity (1) Freedom 2050 Fund	149,674	2,098,428
Fidelity (1) Growth Company Fund	687,943	57,168,098
Fidelity (1) Low-Priced Stock Fund	1,028,436	39,450,806
Fidelity (1) Magellan Fund	277,514	19,870,022
Fidelity (1) U.S. Bond Index Fund	3,622,170	41,039,183
Calamos Growth Fund	232,366	13,509,759
Hotchkis and Wiley Mid-Cap Value Fund	854,458	20,489,903
Oppenheimer Developing Markets Fund	87,005	3,138,268
Pyramid Petroleum Inc. Large Cap Fund	328,246	5,816,523
Royce Low-Priced Stock Fund	895,400	16,403,722
Templeton Foreign Fund	2,101,188	14,519,208
Spartan International Index Fund	400,720	14,093,329
Vanguard Mid-Cap Index Fund	882,372	17,965,097
Vanguard Short-Term Bond Index Fund	1,451,156	15,309,698
Vanguard Inflation Protected Securities Fund	465,960	6,057,483
Vanguard Small-Cap Index Fund	324,709	11,290,149

		$568,137,359

Analog Devices, Inc. Common Stock Fund:
Analog Devices, Inc. Common Stock(1)	2,719,326	$102,437,010
Fidelity (1) Institutional Cash Portfolio — Money Market Portfolio	5,240,862	5,240,862

		$107,677,872

Participants Self-Directed Brokerage Accounts		86,788,802
Commingled Fund:
Fidelity (1) U.S. Equity Index Commingled Pool	727,302	31,892,208

		$794,496,241

Notes Receivable from Participants (1) (2)		$8,688,893

(1)	Indicates party-in-interest to the Plan.

(2)	The loan account at December 31, 2010 bears interest at rates ranging from 3.3% to 10.0%, with terms ranging from less than 1 year to 20 years.
Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ANALOG DEVICES, INC. THE INVESTMENT PARTNERSHIP PLAN (the Plan)
By:	/s/ David A. Zinsner
David A. Zinsner
Vice President-Finance and Chief Financial Officer of Analog Devices, Inc.

June 10, 2011